UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

CONTENTS

Change of Record Date for Extraordinary General Meeting

On September 27, 2024, the Board of Directors, or the Board, of NLS Pharmaceutics Ltd., or the Registrant, amended the record date of the Registrant’s extraordinary general meeting, or the Meeting, scheduled to take place on October 3, 2024, from September 10, 2024, 11:59 p.m. CET, to September 9, 2024, 11:59 p.m. CET. The change of record date was due to a delay in the dispatch and publication of the invitation for the Meeting.

Nasdaq Extension Update

As previously disclosed, on April 17, 2024, the Registrant received a determination letter from the staff of the Listing Qualifications Department of Nasdaq, or the Staff, notifying the Registrant of the Staff’s determination that, unless the Registrant timely requests a hearing before the Panel, the Registrant’s securities would be subject to delisting from The Nasdaq Capital Market due to the Registrant’s failure to maintain at least a $1 bid price per share over the course of 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2). In addition, on May 22, 2024, the Registrant received an additional determination letter from the Staff notifying the Registrant that it did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Listing Rule 5550(b), and that the additional delinquency may serve as a separate basis for the delisting of the Registrant’s securities from Nasdaq. The Registrant requested a hearing with the Panel. A hearing on the matter was held on June 4, 2024, where the Registrant presented its compliance plan.

Subject to the Registrant meeting certain financial, share price and other requirements by September 3, 2024 and October 14, 2024, the Panel granted the Registrant an extension until October 14, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 of the Registrant’s common shares, and Nasdaq Rule 5550(b)(1), which requires a minimum of $2,500,000 of stockholders’ equity, or satisfy any of the alternative requirements in Listing Rule 5550(b).

On September 27, 2024, the Panel reconfirmed to the Registrant that it has until October 14, 2024 to regain compliance with Nasdaq Listing Rule 5550(a)(2) and 5550(b)(1).

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 1, 2024	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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